UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-6805

                        BROWNING-FERRIS INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


                                 757 N. Eldridge
                              Houston, Texas 77079
                                 (281) 870-8100
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive offices)


                     Common Stock, par value $.16 2/3 per share
                    6.10% Senior Notes due January 15, 2003
                    6.375% Senior Notes due January 15, 2008
                     7.875% Senior Notes due March 15, 2005
                     7.40% Debentures due September 15, 2035
                        9.25% Debentures due May 1, 2021
            (Title of each class of securities covered by this Form)

                $250 million of 6.08% Market Value Put Securities
                  (Title of all other classes of securities for
               which a duty to file reports under Section 13(a) or
                                 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4 (a) (1) (i)   [x]     Rule 12h-3 (b) (1) (ii)   [ ]
           Rule 12g-4 (a) (1) (ii)  [ ]     Rule 12h-3 (b) (2) (i)    [ ]
           Rule 12g-4 (a) (2) (i)   [ ]     Rule 12h-3 (b) (2) (ii)   [ ]
           Rule 12g-4 (a) (2) (ii)  [ ]     Rule 15d-6                [ ]
           Rule 12h-3 (b) (1) (i)   [x]

     Approximate number of holders of record of Common Stock, par value $.16 2/3 per share as of the certification or notice date: One (1)
     Approximate number of holders of record of 6.10% Senior Notes due January 15, 2003 as of the certification or notice date: Ninety three (93)
     Approximate number of holders of record of 6.375% Senior Notes due January 15, 2008 as of the certification or notice date: Seventy four (74)
     Approximate number of holders of record of 7.875% Senior Notes due March 15, 2005 as of the certification or notice date: Forty nine (49)
     Approximate number of holders of record of 7.40% Debentures due September 15, 2035 as of the certification or notice date: Fifty four (54)
     Approximate number of holders of record of 9.25% Debentures due May 1, 2021 as of the certification or notice date: Thirty one (31)


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         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Browning-Ferris Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                             BROWNING-FERRIS INDUSTRIES, INC.




                         By:  /s/ Steven M. Helm
                              --------------------------------
                              Name:   Steven M. Helm
                              Title:  Vice President-Legal and
                                        Corporate Secretary

Date:  August 5, 1999